(Registration No. __________)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934

(Amendment No. )
________________________
EMERALD DAIRY INC.

(Name of small business issuer in its charter)

Warrants to Purchase Common Stock
Having An Exercise Price of $0.94, $1.50, $2.04 and $3.26 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Shu Kaneko
Chief Financial Officer
11990 Market Street, Suite 205
Reston, Virginia 20190
Tel: (703) 867-9247
Fax: (678) 868-0633
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________________

With a copy to:

Jeffrey A. Rinde, Esq. Hodgson Russ, LLP 1540 Broadway, 24th Floor New York, NY 10036 Tel: (212) 751-4300 Fax: (212) 751-0928

CALCULATION OF FILING FEE:

Transaction Valuation (1)	Amount of Filing Fee (2)
$3,674,802	$145.00

____________________________________

(1)
Estimated for purposes of calculating the amount of the filing fee only. Underlying value of transaction computed pursuant to Exchange Act Rule 0-11(b)(2) and 0-11(a4). Because there is no market for the securities, the value has been based upon the book value of the common stock of the Company, $0.46.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Amend and Exchange dated as of April 24, 2008 (the “Offer to Amend and Exchange”), attached hereto as Exhibit 1, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer and filing person is Emerald Dairy Inc., a Nevada corporation (the “Company”). The address of its principal executive offices is 11990 Market Street, Suite 205, Reston, Virginia 20190. The telephone number of its principal executive offices is (703) 867-9247.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of all currently outstanding classes of warrants to purchase shares of the Company’s common stock, par value $.001 per share (“Common Stock”), the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached hereto as Exhibits (a)(1) and (a)(4), respectively. As of April 24, 2008, there were outstanding: (i)warrants to acquire 373,334 shares of Common Stock at an exercise price of $0.94 per share, (ii) warrants to acquire 1,333,333 shares of Common Stock at an exercise price of $1.50 per share, (iii) warrants to acquire 1,374,230 shares of Common Stock at an exercise price of $2.04 per share, and (iv) warrants to acquire 4,907,973 shares of Common Stock at an exercise price of $3.26 per share.

(c) Information about the trading market and price of the subject securities set forth in the Offer to Amend and Exchange under Section 8 (“Market for Our Common Stock”) is incorporated herein by reference. No trading market exists for the warrants.

Item 3. Identity and Background of Filing Person.

(a) The name of the issuer and filing person is Emerald Dairy Inc., a Nevada corporation (the “Company”). The address of its principal executive offices is 11990 Market Street, Suite 205, Reston, Virginia 20190. The telephone number of its principal executive offices is (703) 867-9247.

The Company’s Directors and Executive Officers as of April 24, 2008 are listed in the table below.

Name	Position

Yang, Yong Shan	Chief Executive Officer, President and Chairman of the Board

Kaneko, Shu	Chief Financial Officer, Secretary and Director

Niu, Wan Chen	Vice President of Sales and Director

Qin, Si Bo	Vice President of Production and Director

Yuan, Yong Wei	Vice President of Operation and Director

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Exchange of Warrants for Amended Warrants Exercisable Concurrently with Offer Period”), Section 4 (“Procedures for Tendering Warrants”), Section 5 (“Acceptance of Warrants and Amended Warrants Exercisable Concurrently with Offer Period; Issuance of Shares”), Section 6 (“Extension of Offer; Termination; Amendment”), Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 13 (“Certain Material United States Federal Income Tax Consequences”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 5 (“Acceptance of Warrants and Amended Warrants Exercisable Concurrently with Offer Period; Issuance of Shares”) and Section 9 (“Source and Amount of Consideration; Description of Warrants”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend and Exchange under Section 1 (“Purpose of the Offer”) and Section 10 (“Information Concerning Emerald Dairy”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Amend and Exchange under Section 9 (“Source and Amount of Consideration; Description of Warrants”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) We did not retain any person for the purpose of soliciting eligible warrantholders to tender their warrants pursuant to the Offer to Amend and Exchange. We engaged Computershare, Inc. to act as exchange agent in connection with the Offer to Amend and Exchange.

Item 10. Financial Statements.

(a) Not applicable

(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Amend and Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”), Section 12 (“Legal Matters; Regulatory Approval”) and Section 15 (“Additional Information”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

99.(a)(1)	Offer to amend and exchange

99.(a)(2)	Cover letter to warrant holders

99.(a)(3)	Instructions to warrant holders

99.(a)(4)	Election Form

99.(a)(5)	Withdrawal Form

SIGNATURE

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERALD DAIRY INC.

/s/ Shu Kaneko
Name: Shu Kaneko
Title: CFO

April 24, 2008